UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number  000-07900

 CUSIP Number 53215T106

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: February 28, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Period Ended:________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________________________

PART I – REGISTRANT INFORMATION

Life Partners Holdings, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

204 Woodhew Drive

Address of Principal Executive Office (Street and Number)

Waco, Texas 76712

City, State and Zip Code

PART II –  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III –  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Life Partners Holdings, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended February 28, 2015 (the “Form 10-K”), with the Securities and Exchange Commission (the “SEC”) within the prescribed time period, because of the Company’s inability to timely process financial information for such fiscal year prior to the filing deadline without unreasonable effort and expense. As previously disclosed in its reports filed with the SEC, on January 20, 2015, the Company filed a voluntary petition for relief (Case No. 15-40289) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Court”). On March 13, 2015, H. Thomas Moran II was appointed as Chapter 11 Trustee for the Company (the “Trustee”). On May 19, 2015, Life Partners, Inc. (“LPI”) and LPI Financial Services, Inc. (“LPIFS”), each of which is a direct or indirect subsidiary of the Company, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. Mr. Moran also serves as the sole director of LPI and LPIFS, who are operating as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The Trustee and the Company’s management have devoted substantial attention to analyzing the assets of the Company, LPI and LPIFS and operating their business under the protection of the Bankruptcy Court. As a result of the increased burdens on the Company’s financial, accounting and administrative staff associated with the pending bankruptcies, the Company has been unable to prepare the audited financial statements for the fiscal year ended February 28, 2015 that are required to be included in the Form 10-K without unreasonable effort and expense.

PART IV –  OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Colette Pieper	(254)	751-7797
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of the changes in the results of operations for the year ended February 28, 2015 compared to its results of operations for the fiscal year ended February 28, 2014, because, as described in Part III of this Form 12b-25, which is incorporated by reference herein, the Company is unable to prepare and review all necessary financial information for the year ended February 28, 2015.

Life Partners Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 1, 2015	LIFE PARTNERS HOLDINGS, INC.

	By:	/s/ Colette Pieper
Colette Pieper
President and Chief Executive Officer